Exhibit 99.1

Braiin Limited Announces Commencement of Trading on Split-Adjusted Basis Following Three-for-One Stock Split

NEW YORK AND PERTH / April 29th, 2026 — Braiin Limited (Nasdaq: BRAI) ( “Braiin” or “the Company”), a multi-sector AI and technology firm, announces that trading in its ordinary shares has commenced on a split-adjusted basis following the Company’s previously announced three-for-one forward stock split.

The stock split became effective following the close of trading on April 28, 2026. As a result of the split, each shareholder of record as of the close of trading on April 27, 2026 received two additional shares for every one share held, resulting in a total of three shares for each share held on the record date.

The purpose of the stock split is to reduce the per-share trading price of the Company’s ordinary shares in order to make them more accessible to a broader base of retail investors. The stock split does not alter the Company’s market capitalization or change shareholders’ proportional ownership interests in Braiin.

Trading on a split-adjusted basis began at market open on April 29, 2026.

Investors and interested parties can learn more at www.braiin.com or in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), which are available for review at www.sec.gov.

About Braiin Limited

Braiin Limited (Nasdaq: BRAI) is a global AI platform company delivering automation and predictive analytics across precision agriculture, customer experience, and property technology. The Company’s integrated platforms combine autonomous robotics, IoT, and machine learning to modernize traditionally analog industries. Headquartered in Western Australia, the Company maintains operations across seven countries. For more information, please visit braiin.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are statements other than historical facts. Forward-looking statements can often be identified by such words as “purpose” or similar expressions that do not relate solely to historical matters. These statements include, but are not limited to, statements regarding the intended purpose of the stock split. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the Company’s ability to successfully develop, launch, and scale new products; customer acceptance and adoption of the platform; the Company’s ability to compete effectively in the AI-powered analytics market; the Company’s ability to protect its intellectual property and proprietary technology; cybersecurity risks and data privacy concerns; the Company’s dependence on key personnel; general economic conditions and their impact on customer spending; and regulatory developments affecting the Company’s business and other factors discussed in the “Risk Factors” section of the Company’s filings with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at http://www.sec.gov.

The forward-looking statements in this press release speak only as of the date of this release. The Company undertakes no obligation to update, revise, or correct any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by applicable law.

Investor Relations Contact

Lucas A. Zimmerman & Ian Scargill

MZ Group - MZ North America

(262) 357-2918

BRAI@mzgroup.us

www.mzgroup.us

Public Relations Contact

Matthew Cossel

Core PR

(212) 655-0924

pr@coreir.com